KUTAK ROCK LLP SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2658 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LINCOLN LITTLE ROCK OKLAHOMA CITY OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON

December 14, 2004

VIA EDGAR

Mr. Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Spirit Finance Corporation
  Registration Statement on Form S-11
  Supplemental Response
  Commission File No. 333-119810

Dear Mr. Pinkerton:

        On behalf of Spirit Finance Corporation (the "Company"), we are filing herewith the Company's responses to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in its letter dated December 14, 2004 (the "Comment Letter"), relating to the filing of Pre-Effective Amendment No. 3 to the Registration Statement, filed on December 13, 2004. The responses below are numbered to correspond to the numbered comments in the Staff's Comment Letter. Terms not otherwise defined herein are used with the same meaning as used in the Registration Statement.

1.
Please supplementally tell us whether and to what extent the electronic offering procedures described in your supplemental materials were utilized prior to being cleared by staff.

    Bank of America Securities LLC ("BAS") has informed us that in connection with the Company's offering, it has utilized the iDeal Prospectus Delivery system to transmit to certain BAS customers the preliminary prospectus dated December 1, 2004. As noted in the prior responses to the Staff, BAS has informed us that it is not relying on iDeal for its prospectus delivery requirements and sends each such customer a hard copy of each of the preliminary and final prospectus.

2.
Your materials appear to indicate that iDeal is being used to deliver documents on behalf of Banc of America. However, the materials (page 5) include a reference to Merrill Lynch. It appears that this reference may be related to a different transaction and was inadvertently included in this submission. Please supplementally confirm that you only intend to use iDeal on behalf of Banc of America.

    The information was inadvertently included in the submission. The Company supplementally confirms that iDeal is being used only on behalf of BAS in this offering.

3.
We refer to page 5 of the submission ("Email notification to investor community"). The third paragraph contains a statement disclaiming liability for any differences in the electronic prospectus from the paper copy. Please revise this so that it is limited to differences caused by viruses on the investor's computer.

    BAS has informed us that its customers did not receive this generic disclaimer page because BAS is not relying on iDeal to satisfy its prospectus delivery requirements. In lieu of the information on page 5, customers receive the following message: "The preliminary prospectus for the upcoming offering by Spirit Finance Corporation is now available from Banc of America Securities. Electronic access to the preliminary prospectus is being provided to you as matter of convenience only. In addition to the electronic version, a hardcopy of the preliminary prospectus has been or will be delivered to you." BAS has previously provided to the Staff the global consent to electronic delivery, which were completed by the customers who received the iDeal preliminary prospectus. BAS does not plan to use iDeal to transmit any final prospectuses in connection with the Company's offering.

    In the future, if BAS includes the information on page 5, it has informed us it will comply with the Staff's comment.

4.
We refer to the fourth paragraph on page 5 of the submission which provides that the investor consents to electronic delivery of "this preliminary prospectus and any amended offering documents posted on the linked website." Please supplementally confirm that you will email separate notices to investors informing them of the posting of amendments.

    BAS has confirmed to us that it will email separate notices to investors as requested.

5.
We refer to pages 9-15 of the submission. Please supplementally confirm that these pages will only be available to the bank, iDeal's client.

    BAS has confirmed to us that these pages are only available to BAS.

        If you have any questions regarding this filing, please do not hesitate to contact the undersigned or Paul E. Belitz of this office.

                      Sincerely,

                      /s/ Michael J. Zieg

                      Michael J. Zieg

  CC:
  Karen Garnett
  Deborah Willson
  Donna DiSilvio
  Amanda McManus